

02005630

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8- 10646

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

JAN 18 2002

U.S. POST OFFICE DELAYED

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 o Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2000 AND ENDING Octo 31, 2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hefren Tillotson, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 7th Avenue
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Urish Popeck & Co., LLC
(Name — *if individual, state last, first, middle name*)

Three Gateway Center Suite 2400,	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 28 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Joseph Niesslein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hefren Tillotson, Inc., as of October 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

Notarial Seal
Gale A. Rezner, Notary Public
Pittsburgh, Allegheny County
My Commission Expires Mar. 28, 2005

Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Hefren-Tillotson, Inc.

Financial Statements
Year Ended October 31, 2001



URISH POPECK & CO., LLC
Consultants Committed to Excellence

An Independent Member of BDO Seidman Alliance

Hefren-Tillotson, Inc.

Contents

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

URISH POPECK & CO., LLC
Consultants Committed to Excellence

Three Gateway Center
Pittsburgh, PA 15222-1015
(412) 391-1994
FAX (412) 391-0724

Main & Chestnut
Washington, PA 15301-4514
(724) 228-7900
FAX (724) 228-7918

Independent Auditors' Report

Board of Directors
Hefren-Tillotson, Inc.

We have audited the accompanying statement of financial condition of Hefren-Tillotson, Inc., (a Pennsylvania corporation) as of October 31, 2001, and the related statements of income and retained earnings, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hefren-Tillotson, Inc. as of October 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 15 to 18 inclusive is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Urish Popeck & Co., LLC
Accountants and Consultants
December 6, 2001

Hefren-Tillotson, Inc.

Statement of Financial Condition

October 31,	**2001**
Assets	
Cash and cash equivalents	$ 898,115
Deposits with clearing organization	100,000
Receivables from clearing organization	1,565,832
Investment advisory fees receivable	92,479
Advances - officers and employees	142,116
Due from related parties	1,754
Prepaid expenses	128,688
Securities owned	
Marketable, at market value	2,483,634
Investments not readily marketable, at estimated fair market value	6,549
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation and amortization of $873,363	871,347
Total assets	$ 6,290,514
Liabilities and stockholders' equity	
Payable to clearing broker	$ 746,523
Commissions and other compensation payable	1,270,803
Income taxes payable, including deferred taxes of $101,377	198,160
Accrued retirement plan liability	191,459
Accounts payable, accrued expenses and other liabilities	175,622
Deferred investment advisory fees	350,905
Due to affiliates	466,140
Total liabilities	3,399,612
Stockholders' equity:	
Common stock, $10 par value; 100,000 shares authorized 25,963 shares issued and outstanding	259,630
Additional paid in capital	191,593
Retained earnings	2,439,679
Total stockholders' equity	2,890,902
Total liabilities and stockholders' equity	$ 6,290,514

The accompanying notes are an integral part of these financial statements

Hefren-Tillotson, Inc.

Statement of Income and Retained Earnings

Year Ended October 31,	**2001**
Revenues:	
Principal transactions	$ 4,877,027
Service fees	3,773,931
Commissions	3,199,027
Investment advisory fees	2,502,357
Investment banking	1,855,230
Other	593,151
Total revenues	16,800,723
Expenses:	
Employee compensation and benefits	11,507,692
Exchange and clearance fees	926,165
Communications and data processing	205,140
Occupancy	587,001
Interest expense	14,901
Other operating expenses	3,301,977
Total expenses	16,542,876
Net income before provision for income taxes	257,847
Provision for income taxes:	
Current	131,139
Deferred	16,803
Total income taxes	147,942
Net income	109,905
Retained earnings – beginning of year	2,329,774
Retained earnings – end of year	$ 2,439,679

The accompanying notes are an integral part of these financial statements.

Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
$ 191,623	$ 2,329,774	$ 2,781,037
(30)	-	(40)
-	109,905	109,905
$ 191,593	**$ 2,439,679**	**$ 2,890,902**

The accompanying notes are an integral part of these financial statements

Hefren-Tillotson, Inc.

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended October 31, 2001

Subordinated borrowings at October 31, 2000	$	-
Increases		-
Decreases		-
Subordinated borrowings at October 31, 2001	$	-

The accompanying notes are an integral part of these financial statements.

Hefren-Tillotson, Inc.

Statement of Cash Flows

Year Ended October 31,	**2001**
Cash flows from operating activities:	
Net income	$ 109,905
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	171,019
Deferred taxes	16,803
Net change in operating assets and liabilities (Note 11)	(1,033,798)
Net cash used in operating activities	(736,071)
Cash flows used in investing activities:	
Purchase of furniture, equipment and leasehold improvements	(418,502)
Cash flows used in financing activities:	
Purchase and retirement of common stock - net	(40)
Net decrease in cash and cash equivalents	(1,154,613)
Cash and cash equivalents, beginning of year	2,052,728
Cash and cash equivalents, end of year	$ 898,115
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ 14,901
Income taxes	$ 111,074

The accompanying notes are an integral part of these financial statements.

1. Organization, Business and Summary of Significant Accounting Policies

Hefren-Tillotson, Inc. (the Company), a member of the National Association of Securities Dealers (NASD), is a registered securities broker-dealer and a registered investment advisor. The Company conducts the majority of its business from its principal office in Pittsburgh, along with five additional offices throughout Western Pennsylvania, and one in eastern Pennsylvania. The Company is a majority-owned subsidiary of Masterplan, Inc. (Parent).

Business

The Company provides professional financial counseling and planning services. It operates as a full service securities broker-dealer providing traditional brokerage products, investment banking through the HT Capital Markets Division, investment management services through the HT Asset Management Division, and insurance products.

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a trade date basis, which is generally the same day as the transaction. Securities owned and securities sold, not yet purchased, are carried at market value as determined by the most recently traded price of each security at the balance sheet date. Investments not readily marketable are valued at estimated fair market value as determined by management.

Investment program commissions are recorded when payment from participants is received and the program commenced.

Principal trading and investment banking commissions consist of gains and losses from principal transactions. Investment banking consists of gross profits from participation in underwritings. Both are recorded on a trade date basis.

Service fees are recorded when earned.

1. Organization, Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Investment advisory fees are recognized as earned over the term of the contract.

Insurance commissions and related expenses are recorded when earned or incurred.

Commissions and Clearance Fees

Commissions and related clearing expenses are recorded on a trade-date basis as securities and other transactions occur.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash and Cash Equivalents and Concentrations of Credit Risk

The statements of cash flows classify changes in cash and cash equivalents (short-term, highly-liquid investments readily convertible into cash with an original maturity of three months of less) according to operating, investing or financing activities. Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash, demand deposits and highly-liquid investments with financial institutions and accounts receivable.

The Company places its cash with a financial institution which management considers financially secure. However, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit.

1. Organization, Business and Summary of Significant Accounting Policies (continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual balances could differ from those estimates.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost and are depreciated and amortized on a straight-line basis over the estimated useful life of the related assets ranging from three to thirty-one years. Maintenance and repairs which are not considered to extend the useful life of assets are charged to operations as incurred. The fixed asset and accumulated depreciation accounts are adjusted for fixed asset dispositions and any resulting profit or loss is reflected in income.

Advertising

The Company expenses advertising costs as incurred. Advertising costs totaled $382,017 for the year ended October 31, 2001.

2. Securities Owned Or Sold But Not Yet Purchased

Securities owned or sold but not yet purchased are stated at market value. The market values at October 31, 2001, are as follows:

	Securities Owned Market Value	Securities Sold But Not Yet Purchased
Equities	$ 5,002	$ -
Municipal Securities	1,477,014	-
Money Markets	1,001,618	-
	$ 2,483,634	$ -

Municipal securities consist mostly of Pennsylvania municipalities.

3. Payable to Clearing Broker

Hefren-Tillotson, Inc. purchases securities on margin from its clearing broker. The securities purchased are held as collateral. As of October 31, 2001, the payable to the clearing broker and the related collateral was $746,523 and $2,483,634, respectively.

Interest is charged at variable rates.

4. Lease Obligations

The Company leases its principal offices from a Partnership, whose partners include several officers and/or shareholders of the Company. The Company pays all of the utilities, taxes, repairs, and assessments incurred on the property as part of its lease obligation. During the fiscal year ended October 31, 2001, total rent expense was $144,996, excluding these costs.

The Company also leases other office facilities, and office equipment under noncancellable operating leases expiring through October 31, 2010.

4. Lease Obligations (continued)

As of October 31, 2001, future minimum lease payments under these lease agreements, including the principal office discussed above, are as follows:

Years ending October 31:	
2002	$ 432,374
2003	393,946
2004	228,235
2005	168,142
2006	158,985
Thereafter	648,317
Total future minimum lease payments	$2,029,999

5. Net Capital Requirements

Under the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. As of October 31, 2001, the Company had net capital and net capital requirements of $1,522,098 and $250,000, respectively, as reported in the supplemental schedule (see page 16).

The Company's aggregate indebtedness to net capital ratio is 1.68 to 1.

6. Income Taxes

Federal income taxes are calculated as if the Company filed a separate federal income tax return. The company files its own state and local tax returns.

The current and deferred portions of income tax expense included in the statement of income, as determined in accordance with FASB Statement No. 109, (*Accounting For Income Taxes)*, are as follows:

October 31,	**2001**
Current:	
Federal	$ 103,815
State	27,324
	131,139
Deferred:	
Federal	12,664
State	4,139
	16,803
Total provision for income taxes	$ 147,942

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, which primarily consists of depreciation. Permanent differences include non-deductible entertainment expenses, dues, and tax-free municipal bond interest. In addition, state tax differences include the gains on sales of municipal securities issued before February 1, 1994.

7. Retirement Plan

The Company has a defined contribution plan (the Plan) with both profit sharing and 401(k) features. Contributions under the plan are limited and made in accordance with the Internal Revenue Code. All employer contributions are at the discretion of the management.

The Company matched 75% of the first 4% of the employee's elective deferral amount for the retirement plan calendar years ended December 31, 2000 and 2001. The Company made matching contributions of $175,961 during the Company's fiscal year ended October 31, 2001.

The Company made a profit sharing contribution relating to the retirement plan calendar year ended December 31, 2000. The Company does not plan to make a profit sharing contribution for the plan year ended December 31, 2001. Contributions during the Company's fiscal year ended October 31, 2001 totaled $67,005.

8. Related Party Transactions

During the year, transactions with the Parent consisted of advances of $761,677 (including a $288,000 management fee) and repayments received of $398,813. As of October 31, 2001, the unpaid balance was $466,140.

9. Financial Instruments With Off Balance Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement and financing of various securities transactions on either a cash or margin basis. These activities may expose the Company to off balance sheet risk in the event the counterparty to the transaction is unable to fulfill its contracted obligations.

10. Contingencies

The Company has been named as a defendant in legal actions in the ordinary course of business. The outcome of such matters cannot be predicted with certainty. In the opinion of management and after consultation with legal counsel handling such matters, these actions are considered without merit and will be defended vigorously.

11. Statement of Cash Flows

Components of the net change in operating assets and liabilities as presented in the accompanying statement of cash flows are as follows:

Year Ended October 31	2001
Decrease (increase) in operating assets	
Receivables from clearing organization	$ (979,742)
Investment advisory fees receivable	(92,479)
Advances – officers and employees	252,926
Prepaid expenses	(117,227)
Marketable securities owned, at market value	(529,056)
Investments not readily marketable, at estimated fair market value	(3,249)
Increase (decrease) in operating liabilities	
Payable to clearing broker	728,092
Commissions and other compensation payable	(77,032)
Due to affiliates	362,864
Accounts payable, accrued expenses and other liabilities	(18,668)
Income taxes payable	(319,581)
Accrued retirement plan liability	(271,852)
Securities sold not yet purchased	(56,657)
Deferred investment advisory fees	87,863
Net change in operating assets and liabilities	$ (1,033,798)



Supplemental Schedules



Hefren-Tillotson, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of October 31, 2001

The ownership equity qualified for net capital	$ 2,890,902
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	2,890,902
Deductions and/or charges:	
Total non-allowable assets from statement of financial condition, and other deduction	(1,242,932)
Net capital before haircuts on security positions	1,647,970
Haircuts on securities	
Exempted securities	(84,774)
Debt securities	(40,348)
Other securities	(750)
	(125,872)
Net capital	1,522,098
Net capital requirements	250,000
Excess net capital	$ 1,272,098

The accompanying notes are an integral part of these financial statements

Statement Pursuant to Paragraph (D) (4) of Rule 17a-5

There were no differences between this computation of net capital and the computation included in the Company's amended final unaudited Part II (A) Focus Report as of October 31, 2001.

Hefren-Tillotson, Inc.

Statement of Exemption from Reserve Requirement Computation under Rule 15c3-3 of the Securities and Exchange Commission as of October 31, 2001

Hefren-Tillotson, Inc., claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker or dealer who, clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Pershing: SEC# 8-17574) or other distributors, and who promptly transmits all customer funds and securities to the clearing broker or other distributors, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.


AN INDEPENDENT MEMBER OF
BDO
SEIDMAN
ALLIANCE

URISH POPECK & CO., LLC
Consultants Committed to Excellence

Three Gateway Center
Pittsburgh, PA 15222-1015
(412) 391-1994
FAX (412) 391-0724

Main & Chestnut
Washington, PA 15301-4514
(724) 228-7900
FAX (724) 228-7918

Board of Directors
Hefren-Tillotson, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Hefren-Tillotson, Inc. (the Company), for the year ended October 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors
Hefren-Tillotson, Inc.
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Urish Popeck & Co., LLC
Accountants and Consultants
December 6, 2001